UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __1__) *


Limbach Holdings, Inc.
(Name of Issuer)


Common Stock, $0.01 par value per share
(Title of Class of Securities)


53263P105
(CUSIP Number)


December 9, 2021
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:
?	  Rule 13d-1(b)
?	  Rule 13d-1(c)
XX        Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule13G
CUSIP No. 53263P105


1.	Names of Reporting Persons.
	Adirondack Retirement Specialists, Inc. - 550788525


2.  Check the Appropriate Box if a Member of a Group
(a)
(b)


3.  SEC Use Only


4.  Citizenship or Place of Organization
	New York


Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:

	5. Sole Voting Power:		0


	6.  Shared Voting Power:	0


	7.  Sole Dispositive Power:	0


	8.  Shared Dispositive Power:	0


9.  Aggregate Amount Beneficially Owned by Each Reporting Person
	0


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares


11.  Percent of Class Represented by Amount in Row (9)
	0%


12.  Type of Reporting Person
	IA


Schedule 13G
CUSIP No. 53263P105

1.  Names of Reporting Persons.
Sean Berger


2.  Check the Appropriate Box if a Member of a Group
(a)
(b)


3.  SEC Use Only


4.  Citizenship or Place of Organization
	US


Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:

	5. Sole Voting Power:		0


	6.  Shared Voting Power:	0


	7.  Sole Dispositive Power:	0


	8.  Shared Dispositive Power:	0


9.  Aggregate Amount Beneficially Owned by Each Reporting Person
	0


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares


11.  Percent of Class Represented by Amount in Row (9)
	0%


12.  Type of Reporting Person
HC



Schedule 13G
CUSIP No. 53263P105


ITEM 1.
(a) Name of Issuer  Limbach Holdings, Inc.

(b) Address of Issuer's Principal Executive Offices:
	1251 Waterfront Place, Suite 201, Pittsburgh, PA 15222


ITEM 2.

(a) Name of Person Filing
	Adirondack Retirement Specialists, Inc. and joint filer (see Item 7)

(b) Address of Principal Business Office, or if None, Residence:
	351 Bay Road, Queensbury, NY 12804

(c) Citizenship
	U.S.

(d) Title of Class of Securities
	Common Stock, $0.01 par value per share

(e) CUSIP Number
	53263P105


ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO
SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK
WHETHER THE PERSON FILING IS A:
(a) [ ] Broker or dealer registered under section
15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section
8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A


ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned
	0

(b) Percent of class
	0%

(c) Number of shares as to which such person has:

	(i)  Sole power to vote or to direct the vote
		0

	(ii) Shared power to vote or to direct the vote
		0

	(iii) Sole power to dispose or to direct the disposition of
		0

	(iv) Shared power to dispose or to direct the disposition of
		0


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class
of securities, check the following 	[X].


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
	Not applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
	See Item 7 Exhibit to Schedule 13G


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.
	Not applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
	Not applicable.


ITEM 10. CERTIFICATIONS.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


12/27/2021
(Date)


ADIRONDACK RETIREMENT SPECIALISTS, INC

By: 	   /s/ 	Sean Berger
		President & Chief Compliance Officer

SEAN BERGER

	   /s/ 	Sean Berger


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

JOINT FILING AGREEMENT

As required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934 (the "1934 Act"), the undersigned
( each a "Filing Person"), hereby agree to file jointly a Schedule 13G and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class of Limbach Holdings, Inc. stock which is registered pursuant to Section 12 of the 1934 Act, as amended, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings. Each Filing Person agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to such Filing Person will be true, complete, and correct as of the date of such Schedule 13G or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that each Filing Person makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Filing Person. Each Filing Person shall promptly notify all the other Filing Persons if any of the information set forth in the Schedule
13G or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the
Schedule 13G.

IN WITNESSS WHEROF, the undersigned have set their hands this 27th day of December 2021.

ADIRONDACK RETIREMENT SPECIALISTS, INC.
By: 	/s/ Sean Berger
Name: 	Sean Berger
Title: 	President & Chief Compliance Officer

SEAN BERGER
By:    /s/ Sean Berger


ITEM 7 EXHIBIT TO SCHEDULE 13G
Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification of each relevant entity/individual that beneficially owns shares of the security class being reported on this
Schedule 13G.

Entity/Individual 				Item 3 Classification
Adirondack Retirement Specialists, Inc. 		IA
Sean Berger 						HC

The relationship of the joint filers are as follows:

Mr. Sean Berger is the principal owner of Adirondack
Retirement Specialists, Inc. (ARS). ARS is an investment adviser registered with the Securities & Exchange Commission under Section 203 of the Investment Advisers Act of 1940.
Neither ARS nor Mr. Berger own any shares of Limbach Holdings, Inc. at this time, either personally or for the benefit of discretionary client accounts managed by ARS.